

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2023

William M. Greenman
President and Chief Executive Officer
Cerus Corporation
1220 Concord Ave., Suite 600
Concord, California 94520

> **Re: Cerus Corporation**
> **Registration Statement on Form S-3**
> **Filed November 2, 2023**
> **File No. 333-275284**

Dear William M. Greenman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Juan Grana at 202-551-6034 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Chrystal Menard, Esq.